Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

July 9, 2009

VIA EDGAR

Mr. John Ganley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Re:

Financial Investors Trust (the “Trust”)

File No. 333-159942

Dear Mr. Ganley:

Pursuant to Rule 473 of the Securities Act of 1933, as amended, the following delaying amendment is hereby incorporated into Financial Investors Trust Form N-14 Registration Statement filed with the Securities and Exchange Commission on June 12, 2009:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or require further information, please do not hesitate to contact me at 720.917.0651.

Sincerely,

/s/ JoEllen L. Legg

JoEllen L. Legg

Secretary

cc:

Peter H. Schwartz, Esq.

   Davis Graham & Stubbs LLP